Paul Hastings LLP

600 Travis 58th Floor

Houston, Texas 77002

December 23, 2016

VIA EDGAR

Mr. H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	CrossAmerica Partners LP

CrossAmerica Finance Corp.

Registration Statement on Form S-3

Filed November 18, 2016

File No. 333-214713

333-214713-16

Dear Mr. Schwall:

On behalf of CrossAmerica Partners LP, a Delaware limited partnership (the “Partnership”), we are submitting this letter in response to comments received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), by letter dated December 12, 2016, relating to the Partnership’s Registration Statement on Form S-3 (File No. 333-214713) (the “Registration Statement”), filed with the Commission on November 18, 2016.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. With your permission, attached hereto as Exhibits A through F are proposed revised drafts of Exhibit 5.1 through Exhibit 5.5 and Exhibit 8.1, respectively.

Exhibit 5.1

1. Please ensure that counsel eliminates overly broad assumptions in the opinion letter you file in response to this comment. For example, assumption (v) in the second paragraph on page 2 that “each person signing any document reviewed by us in a representative capacity had authority to sign in such capacity” is overly broad, insofar as the Partnership, Finance Corp. and the Delaware Guarantors may provide counsel with corresponding representations in that regard with regard to counsel’s Delaware opinions. To the extent it acted as counsel to the other guarantors as well (as the opening paragraph of the opinion letter suggests), then counsel also should obtain representations from those entities and eliminate the corresponding assumptions. See Section II.B.3.a of Staff Legal Bulletin No. 19 (CF), Legality and Tax Opinions in Registered Offerings (October 14, 2011), available at https://www.sec.gov/interps/legal/cfslb19.htm, which we refer to as “SLB 19.”

Response:

We have obtained a revised proposed opinion from counsel, attached hereto as Exhibit A showing all changes proposed in response to the Staff’s comments, eliminating overbroad assumptions and assumptions regarding the Guarantors.

Securities and Exchange Commission

December 22, 2016

2. Assumption (xi) in the same paragraph that “each of the Company, Finance Corp. and the Delaware Guarantors is duly incorporated and is validly existing and in good standing under the laws of the State of Delaware” assumes away relevant issues underlying the opinion. See SLB 19 at Sections II.B.1.a. and e. Also, the assumption that the referenced entities in assumption (xiii) are validly existing and in good standing “under the laws of the State of Virginia” appears incomplete. Please ask counsel to provide a revised opinion.

Response:

We have obtained a revised opinion of counsel (attached hereto as Exhibit A) which eliminates the assumptions the Company, Finance Corp. and the Delaware Guarantors are validly existing and in good standing under the laws of their respective jurisdictions of incorporation. With respect to the Non-Delaware Guarantors, counsel has revised the opinion to state that it is relying on the opinions of respective local counsel (attached as Exhibits B, C, D and E hereto) which specifically state that Paul Hastings may rely on such opinions, as permitted under Section II.B.1.e. of SLB 19. Please see page 3.

3. Section II.B.1.e. of SLB 19 provides that, in addition to opining on the law of the jurisdiction governing the instrument pursuant to which the guarantee is issued, “counsel must also consider the law of the jurisdiction under which the registrant is organized in order to provide the binding obligation opinion.” Therefore, counsel’s statement that it expresses “no opinion other than as to the federal laws of the United States of America, the internal laws of the State of New York, DRULPA, the Delaware Limited Liability Company Act, and the Delaware General Corporation Law” would result in the required binding obligation opinion not covering the guarantors which are not the subject of separately filed binding obligation opinions. Please obtain and file an appropriately revised opinion or opinions, insofar as there currently are no binding obligation opinions which cover the guarantees by the Wisconsin or Virginia Guarantors.

Response:

We have obtained a revised opinion of primary counsel (attached as Exhibit A) which specifically states that primary counsel is relying on the opinion of local counsel with respect to matters regarding the law of the respective jurisdictions of organization. Section II.B.1.e. of SLB 19 provides that “primary counsel may assume that the registrant is validly existing, has the power to create the obligation and has taken the required steps to authorize entering into the obligation under the law of the jurisdiction of organization.”

4. It is unclear why counsel permits reliance only by CrossAmerica Partners LP and by those “entitled to rely upon it pursuant to the applicable provisions of DRULPA, the Delaware

Securities and Exchange Commission

December 22, 2016

Limited Liability Company Act, [and] the Delaware General Corporation Law.” Please ensure that the revised opinion does not limit reliance, insofar as “Purchasers of the securities in the offering are entitled to rely on the opinion.” See SLB 19 at Section II.B.3.d.

Response:

Counsel has removed such limitation. Please see page 4 of Exhibit A.

Exhibit 5.2

5. Please ensure that counsel eliminates overly broad assumptions. For example, assumption (ii) in the first full paragraph on page 3 that “the Guarantors are duly organized, validly existing and in good standing….” is overly broad, insofar as it assumes away relevant issues underlying the opinion concerning the Florida Guarantor. See SLB 19 at Section II.B.3.a. and e. In addition, assumption (vi) in the same paragraph that “each person signing any document in connection with which this opinion letter is rendered in a representative capacity had authority to sign in such capacity” is overly broad, insofar as the Florida Guarantor may provide counsel with corresponding representations in that regard. See SLB 19 at Section II.B.3.a.

Response:

We have obtained a revised opinion of Florida counsel which eliminates overly broad assumptions. Please see Exhibit B attached hereto.

6. Counsel states that its opinion is “limited to the laws that in our experience are generally applicable in transactions of the type contemplated by the Transaction Documents.” Similarly, in the opinion filed as Exhibit 5.5, counsel states that it expresses no opinion “as to matters solely because of business activities of such entities which are not applicable to business corporations generally.” It is the view of the staff that these statements limit the scope of the respective opinions in a manner which appears to be inconsistent with Sections II.B.3.a, 3.b, and 3.c of SLB 19. Please obtain and file opinions which do not include such limitations, or explain the basis for retaining the referenced language in these circumstances.

Response:

We have obtained opinions of counsel which no longer contain the limitations that the Staff has objected to. Please see Exhibits B and D attached hereto.

Securities and Exchange Commission

December 22, 2016

7. It is inappropriate to attempt to limit those who may rely upon the opinion. Ensure that the new opinion that you file as an exhibit includes neither the suggestion that it is issued “solely” for your benefit nor the statement that others may not rely upon it. Please obtain and file an appropriately revised opinion. See SLB 19 at Section II.B.3.d.

Response:

We have obtained an opinion of counsel that has been revised in accordance with Section II.B.3.d. of SLB 19. Please see page 6 of Exhibit B attached hereto.

Exhibit 5.3

8. Ensure that counsel revises its opinion so that it provides an opinion that the Virginia Guarantees will be binding obligations of the Virginia Guarantors. See SLB 19 at II.B.1.e.

Response:

We have obtained a revised opinion of primary counsel which, as permitted under Section II.B.3.e. of SLB 19 relies on the opinion of counsel for the jurisdiction of formation of the Virginia Guarantors, and now states, in reliance on such opinion, that the Guarantees will be binding obligations of the Non-Delaware Guarantors under New York law, which governs the Guarantees. Please see page 2 of Exhibit C which now specifically permits the reliance by primary counsel.

Exhibit 5.4

9. Assumption (v) in the second paragraph on page 2 that “each person signing any document reviewed by us in a representative capacity had authority to sign in such capacity” is overly broad insofar as the West Virginia Guarantor may provide counsel with corresponding representations in that regard. See SLB 19 at Section II.B.3.a. Also, the assumption that the referenced entities in assumption (x) are validly existing and in good standing “under the laws of the State of Delaware” appears incomplete. Please ask counsel to provide a revised opinion.

Response:

We have obtained a revised opinion of counsel (see Exhibit D attached hereto) that (i) eliminates overly broad assumptions and (ii) clarifies the assumptions with respect to the valid existence and good standing with respect to the non-West Virginia Guarantors.

Exhibit 5.5

10. Ensure that counsel revises its opinion so that it provides an opinion that the Wisconsin Guarantees will be binding obligations of the Wisconsin Guarantors. See SLB 19 at II.B.1.e.

Response:

We have obtained a revised opinion of primary counsel which, as permitted in Section II.B.3.e. of SLB 19 relies on the opinion of counsel for the jurisdiction of formation of the Wisconsin Guarantors, and now states in reliance on such opinion that the Guarantees will be binding obligations of the Non-Delaware Guarantors under New York law, which governs the Wisconsin Guarantees. Please see page 2 Exhibit E attached hereto which now specifically permits primary counsel to rely on such opinion.

Securities and Exchange Commission

December 22, 2016

Exhibit 8.1

11. Counsel states in the penultimate paragraph that “this opinion may be relied upon by persons entitled to rely on it pursuant to applicable provisions of federal securities law, including purchasers of common units….” The offering involves more than the common units, and disclaimers and other limitations purporting to limit those who may rely on the opinion are not appropriate. Please obtain and file a new or revised opinion which does not contain any such limitations. See SLB 19 at Section III.D.1.

Response:

We have obtained a revised opinion of counsel eliminating such limitation on reliance. Please see page 2 of Exhibit F hereto.

Should you have any questions with respect to the foregoing or require additional information, please contact the undersigned at 713.860.7306 or Hamlet Newsom at the Partnership at 210.692.2559.

Very truly yours

/s/ Gislar Donnenberg
Paul Hastings LLP

cc: Hamlet Newsom, Vice President, General Counsel and Secretary, CrossAmerica Partners GP, LLC

Exhibit A

DRAFT Exhibit 5.1

December [    ], 2016

CrossAmerica Partners LP

515 West Hamilton Street, Suite 200

Allentown, PA 18101

Ladies and Gentlemen:

We have acted as counsel to CrossAmerica Partners LP, a Delaware limited partnership (the “Partnership”), and CrossAmerica Finance Corp., a Delaware corporation (“Finance Corp”), as well as Lehigh Gas Wholesale LLC, a Delaware limited liability company, Lehigh Gas Wholesale Services, Inc., a Delaware corporation, LGP Realty Holdings LP, a Delaware limited partnership, LGP Realty Holdings GP LLC, a Delaware limited liability company, LGP Operations LLC, a Delaware limited liability company, Minnesota Nice Holdings Inc. a Delaware corporation, CAP Operations, Inc., a Delaware corporation, NTI Drop Down One, LLC, a Delaware limited liability company, NTI Drop Down Two, LLC, a Delaware limited liability company, NTI Drop Down Three, LLC, a Delaware limited liability company, CAP West Virginia Holdings, LLC, a Delaware limited liability company (collectively, the “Delaware Guarantors”), Erickson Oil Products, Inc. and Freedom Value Centers, Inc., each a Wisconsin corporation (collectively, the “Wisconsin Guarantors”), M & J Operations, LLC, a West Virginia limited liability company (the “West Virginia Guarantor”), Express Lane, Inc., a Florida corporation (the “Florida Guarantor”) and Petroleum Marketers, Incorporated, PM Terminals, Inc., PM Properties, Inc. and Stop in Food Stores, Inc., each a Virginia corporation (collectively, the “Virginia Guarantors” and, together with the Wisconsin Guarantors, the West Virginia Guarantor and the Florida Guarantor, collectively the “Non-Delaware Guarantors”, and together with the Delaware Guarantors, the “Guarantors”) in connection with the registration statement on Form S-3 (the “Registration Statement”) to be filed with the Securities and Exchange Commission (the “Commission”) by the Partnership, Finance Corp and the Guarantors on the date hereof under the Securities Act of 1933, as amended (the “Securities Act”), including the preliminary prospectus included therein (the “Prospectus”). The Registration Statement relates to the issuance and sale by the Partnership, Finance Corp and the Guarantors, as applicable, from time to time, pursuant to Rule 415 of the rules and regulations promulgated under the Securities Act, of up to an aggregate of $500,000,000 of securities consisting of:

(1) common units representing limited partner interests in the Partnership (the “Common Units”);

(2) other classes of units representing limited partner interests in the Partnership (the “Other Units”);

(3) senior debt securities or subordinated debt securities consisting of notes, debentures or other evidences of indebtedness of the Partnership (collectively, the “Debt Securities”) which may be co-issued by Finance Corp, in one or more series, under the senior indenture (the “Senior Indenture”) or the subordinated indenture (the “Subordinated Indenture,” and together with the Senior Indenture, the “Indentures”) proposed to be entered into between the Partnership and Finance Corp and a trustee (the “Trustee”), the forms of which are filed as exhibits to the Registration Statement; and

(4) guarantees (the “Guarantees”) of the Debt Securities by the Guarantors.

Paul Hastings LLP | 600 Travis Street | 58th Floor | Houston, TX 77002

t: +1.713.860.7300 | www.paulhastings.com

CrossAmerica Partners LP

December     , 2016

The Common Units, the Other Units, the Debt Securities and the Guarantees are collectively referred to herein as the “Offered Securities.” The Registration Statement provides that the Offered Securities may be offered from time to time in amounts, at prices and on terms to be set forth in one or more supplements to the Prospectus (each, a “Prospectus Supplement”).

In rendering the opinions set forth below, we have examined originals or copies, certified or otherwise identified to our satisfaction, of:

(i)	the Registration Statement, including the Prospectus;

(ii)	the form of the Senior Indenture;

(iii)	the form of the Subordinated Indenture;

(iv)	resolutions of CrossAmerica GP LLC, a Delaware limited liability company and the general partner of the Partnership (the “General Partner”), of Finance Corp and of each of the Delaware Guarantors on October 24, 2016 relating to the registration of the Offered Securities and related matters;

(v)	the Certificate of Limited Partnership of the Partnership, certified by the Secretary of State of the State of Delaware as of November 17, 2016 and the First Amended and Restated Agreement of Limited Partnership of the Partnership, as amended to date (the “Partnership Agreement”);

(vi)	the Certificate of Incorporation of Finance Corp, certified by the Secretary of State of the State of Delaware as of November 17, 2016 and the bylaws of Finance Corp, as amended to date;

(vii)	the certificate of limited partnership, certificate of incorporation or certificate of formation, as applicable, of each of the Delaware Guarantors, each as certified by the respective Secretary of State, and the bylaws, partnership agreement or limited liability company agreement, as applicable, of each of the Delaware Guarantors, as amended to date;

(viii)	certificates of the Secretary of State of the State of Delaware as to the incorporation or formation and good standing of each of the Partnership, Finance Corp and each of the Delaware Guarantors under the laws of the State of Delaware, each dated as of November 16, 2016;

(ix)	the Secretary’s Certificate, dated as of the date hereof, of each of the Partnership, Finance Corp and each of the Delaware Guarantors, certifying as to, among other things, the partnership agreement, bylaws, and limited liability company agreement, as applicable, of the Partnership, Finance Corp and each of the Delaware Guarantors, as in effect as of the date hereof;

(x)

the opinion of Rogers Towers P.A., special counsel to the Partnership, Finance Corp. and the Florida Guarantor with respect to certain matters relating to Florida law; (b) the opinion of Bradley Arant Boult Cummings LLP, special counsel to the Partnership,

CrossAmerica Partners LP

December     , 2016

Finance Corp. and the Virginia Guarantors with respect to certain matters relating to Virginia law; (c) Dinsmore & Shohl LLP, special counsel to the Partnership, Finance Corp. and the West Virginia Guarantor regarding certain matters relating to West Virginia law; (d) and the opinion of DeWitt Ross & Stevens S.C., special counsel to the Partnership, Finance Corp. and the Wisconsin Guarantors with respect to certain matters relating to Wisconsin law; and

(xi)	such other certificates, statutes and other instruments and documents as we considered appropriate for purposes of the opinions hereafter expressed.

In making our examination, we have assumed and not verified that (i) the Registration Statement, and any amendments thereto (including post-effective amendments), will have become effective and will comply with all applicable laws, (ii) each certificate from governmental officials reviewed by us is accurate, complete and authentic, and all official public records are accurate and complete; (iii) a prospectus supplement will have been prepared and filed with the SEC describing the Offered Securities offered thereby; (iv) the Indentures relating to the Debt Securities will each be duly authorized, executed and delivered by the parties thereto; (v) each Non-Delaware Guarantor is duly incorporated and is validly existing and in good standing under the laws of its respective jurisdiction of incorporation or formation; (vi) all Offered Securities will be issued and sold in compliance with applicable federal and state securities laws and in the manner stated in the Registration Statement and the appropriate prospectus supplement; (vii) a definitive purchase, underwriting or similar agreement with respect to any Offered Securities offered will have been duly authorized and validly executed and delivered by the Company and the other parties thereto; and (viii) any Offered Securities issuable upon conversion, exchange or exercise of any Offered Security being offered will be duly authorized, created and, if appropriate, reserved for issuance upon such conversion, exchange or exercise.

Based upon the foregoing, and subject to the assumptions, qualifications, exceptions and limitations set forth herein, and having due regard for such legal considerations as we deem relevant, we are of the opinion that:

(i)	With respect to the Common Units or Other Units, when (a) the Partnership has taken all necessary action to approve the issuance of such Common Units or Other Units, the terms of the offering thereof and related matters and (b) the Common Units or Other Units have been issued and delivered in accordance with the terms of the applicable definitive purchase, underwriting or similar agreement approved by the Partnership upon payment of the consideration thereof or provided for therein, then the Common Units or Other Units will be validly issued and nonassessable limited partner interests in the Partnership. We note, however, that purchasers of such Common Units or Other Units may be obligated to repay any funds wrongfully distributed to such purchasers by the Partnership.

(ii)

With respect to the Debt Securities and the Guarantees, when (1) the Indentures have been duly qualified under the Trust Indenture Act of 1939, as amended; (2) the Partnership, Finance Corp and the Delaware Guarantors, as applicable, have taken all necessary action to approve the issuance and terms of the Debt Securities and the Guarantees, the terms of the offering thereof and related matters; and (3) the Debt Securities and Guarantees have been duly executed, authenticated, issued and delivered in accordance with the provisions of the applicable Indenture and the applicable definitive

CrossAmerica Partners LP

December     , 2016

purchase, underwriting or similar agreement approved by the Partnership, Finance Corp and the Delaware Guarantors, as applicable, upon payment of the consideration thereof or provided for therein, the Debt Securities and the Guarantees will be legally issued and will constitute valid and legally binding obligations of the Partnership, Finance Corp and the Delaware Guarantors, as applicable, enforceable against the Partnership, Finance Corp and the Delaware Guarantors, as applicable, in accordance with their terms, except as such enforcement may be subject to any applicable bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent transfers), reorganization, moratorium and similar laws relating to or affecting creditors’ rights generally and to general equitable principles (regardless of whether enforcement is sought in a proceeding in equity or at law).

(iii)	With respect to the Guarantees, assuming (1) the due authorization of the issuance and terms of the Guarantees and related matters by each Non-Delaware Guarantor, (2) the due execution, authentication, issuance and delivery of the Debt Securities underlying such Guarantees, upon payment of the consideration therefor provided for in the applicable definitive purchase, underwriting or similar agreement approved by the Partnership and Finance Corp., as applicable, and otherwise in accordance with the provisions of the applicable Indenture and such agreement and (3) the due issuance of such Guarantees, such Guarantees will constitute valid and legally binding obligations of the Non-Delaware Guarantors enforceable against the Non-Delaware Guarantors in accordance with their terms, except as such enforcement may be subject to any applicable bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent transfers), reorganization, moratorium and similar laws relating to or affecting creditors’ rights generally and to general equitable principles (regardless of whether enforcement is sought in a proceeding in equity or at law).

We express no opinion other than as to the federal laws of the United States of America, the internal laws of the State of New York, DRULPA, the Delaware Limited Liability Company Act, and the Delaware General Corporation Law. Where the laws of other jurisdictions as to the Non-Delaware Guarantors are relevant to such opinions, we have, to the extent necessary in connection with the opinions contained herein, relied upon the following opinions, dated the date hereof, that have been filed with the Commission as exhibits to the Registration Statement: (i) Rogers Towers P.A. with respect to the Florida Guarantor regarding certain matters relating to Florida law (Exhibit 5.2); (ii) Bradley Arant Boult Cummings LLP with respect to the Virginia Guarantors regarding certain matters relating to Virginia law (Exhibit 5.3); (iii) Dinsmore & Shohl LLP with respect to the West Virginia Guarantor regarding certain matters relating to West Virginia law (Exhibit 5.4); (iv) and DeWitt Ross & Stevens S.C. with respect to the Wisconsin Guarantors regarding certain matters relating to Wisconsin law (Exhibit 5.5).

We express no opinions concerning (i) the validity or enforceability of any provisions contained in the Indentures that purport to waive or not give effect to the rights to notices, defenses, subrogation or other rights or benefits that cannot be effectively waived under applicable law, or (ii) the enforceability of indemnification provisions to the extent they purport to relate to liabilities resulting from or based upon negligence or any violation of federal or state securities or blue sky laws.

We hereby consent to the filing by you of this opinion as an exhibit to the Registration Statement, and we further consent to the use of our name under the caption “Legal Matters” in the related prospectus. In giving this consent, we do not hereby admit that we are within the category of persons

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December     , 2016

whose consent is required under Section 7 of the Securities Act or the rules and regulations of the SEC promulgated thereunder. We disclaim any undertaking to advise you of any subsequent changes of the facts stated or assumed herein or any subsequent changes in applicable law after the effective date of the Registration Statement.

Very truly yours,

/s/ PAUL HASTINGS LLP

Exhibit B

1301 Riverplace Boulevard • Suite 1500 Jacksonville, Florida 32207 904 . 398 . 3911 Main 904 . 396 . 0663 Fax www.rtlaw.com

DRAFT Exhibit 5.2

December     , 2016

CrossAmerica Partners LP

515 West Hamilton Street, Suite 200

Allentown, PA 18101

RE: CrossAmerica Partners LP; Registration Statement on Form S-3

Ladies and Gentlemen:

We have acted as special Florida counsel to CrossAmerica Partners LP, a Delaware limited partnership (the “Partnership”), CrossAmerica Finance Corp., a Delaware corporation (“Finance Corp”), Lehigh Gas Wholesale LLC, a Delaware limited liability company (“Lehigh Gas”), Lehigh Gas Wholesale Services, Inc., a Delaware corporation (“Lehigh Gas Wholesale”), LGP Realty Holdings LP, a Delaware limited partnership (“LGP”), LGP Realty Holdings GP LLC, a Delaware limited liability company (“LGP Realty”), and LGP Operations LLC, a Delaware limited liability company (“LGP Operations”), Minnesota Nice Holdings Inc., a Delaware corporation (“MN Holdings”), CAP Operations, Inc., a Delaware corporation (“CAP”), NTI Drop Down One, LLC, a Delaware limited liability company (“NTI One”), NTI Drop Down Two, LLC, a Delaware limited liability company (“NTI Two”), NTI Drop Down Three, LLC, a Delaware limited liability company (“NTI Three”), CAP West Virginia Holdings, LLC, a Delaware limited liability company (“CAP WV”, and together with Lehigh Gas, Lehigh Gas Wholesale, LGP, and LGP Realty, LGP Operations, MN Holdings, CAP and NTI One, NTI Two and NTI Three, the “Delaware Guarantors”), Erickson Oil Products, Inc., a Wisconsin corporation (“Erickson Oil”) and Freedom Value Centers, Inc., a Wisconsin corporation (“Freedom,” and together with Erickson Oil, the “Wisconsin Guarantors”), M&J Operations, LLC, a West Virginia limited liability company (the “West Virginia Guarantor”), Express Lane, Inc., a Florida corporation (the “Florida Guarantor”), Petroleum Marketers, Incorporated, a Virginia corporation (“Petroleum Marketers”), PM Terminals, Inc., a Virginia corporation (“PM Terminals”), PM Properties, Inc., a Virginia corporation (“PM Properties”), and Stop in Food Stores, Inc., a Virginia corporation (“Stop in Food Stores,” and together with Petroleum Marketers, PM Terminals and PM Properties, the “Virginia Guarantors” and, together with the Delaware Guarantors, the Wisconsin Guarantors, the West Virginia Guarantor and the Florida Guarantor, the “Guarantors”) in connection with the registration statement on Form S-3 (the “Registration Statement”), including the preliminary prospectus included therein (the “Prospectus”), to be filed with the Securities and Exchange Commission (the “Commission”) by the Partnership, Finance Corp and the Guarantors on the date hereof under the Securities Act of 1933, as amended (the “Securities Act”). The Registration Statement relates to the issuance and sale by the Partnership, Finance Corp and the Guarantors, as applicable, from time to time, pursuant to Rule 415 of the rules and regulations promulgated under the Securities Act, of up to $500,000,000 of securities consisting of:

1. Common units representing limited partner interests in the Partnership (the “Common Units”);

CrossAmerica Partners LP

December     , 2016

2. Other classes of units representing limited partner interests in the Partnership (the “Other Units”);

3. Senior debt securities or subordinated debt securities consisting of notes, debentures or other evidences of indebtedness of the Partnership (collectively, the “Debt Securities”) which may be co-issued by Finance Corp, in one or more series, under the senior indenture (the “Senior Indenture”) or the subordinated indenture (the “Subordinated Indenture,” and together with the Senior Indenture, the “Indentures”) proposed to be entered into between the Partnership, Finance Corp, the Guarantors and a trustee (the “Trustee”), the forms of which are filed as exhibits to the Registration Statement; and

4. Guarantees of the Debt Securities by the Delaware Guarantors (the “Delaware Guarantees”), the Florida Guarantor (the “Florida Guarantee”), the Wisconsin Guarantors (the “Wisconsin Guarantees”), the West Virginia Guarantor (the “West Virginia Guarantee”), and the Virginia Guarantors (the “Virginia Guarantee” and, together with the Delaware Guarantees, the Florida Guarantee, the Wisconsin Guarantees and the West Virginia Guarantee, the “Guarantees,” and together with the Registration Statement, Prospectus, Indentures, any supplemental indentures establishing the terms of the Offered Securities pursuant thereto and any applicable underwriting or purchase agreements, the “Transaction Documents”).

The Common Units, Other Units, Debt Securities and Guarantees are collectively referred to herein as the “Offered Securities.” The Registration Statement provides that the Offered Securities may be offered from time to time in amounts, at prices and on terms to be set forth in one or more supplements to the Prospectus (each, a “Prospectus Supplement”).

In rendering the opinion set forth below, we have examined originals or copies, certified or otherwise identified to our satisfaction, of:

(i)	the Registration Statement, including the Prospectus;

(ii)	the form of the Senior Indenture;

(iii)	the form of the Subordinated Indenture;

(iv)	resolutions of CrossAmerica GP LLC, a Delaware limited liability company and the general partner of the Partnership (the “General Partner”) relating to the registration of the Offered Securities and related matters;

(v)	the Certificate of Limited Partnership of the Partnership and the First Amended and Restated Agreement of Limited Partnership of the Partnership, as amended to date (the “Partnership Agreement”);

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December     , 2016

(vi)	the articles of incorporation of the Florida Guarantor, as certified by the Florida Secretary of State, and the bylaws of the Florida Guarantor, as amended to date;

(vii)	a certificate of the Secretary of State of the State of Florida as to the good standing of the Florida Guarantor under the laws of the State of Florida, dated as of December , 2016; and

(viii)	the Secretary’s Certificate, dated as of the date hereof, of the Florida Guarantor, certifying as to, among other things, the bylaws of the Florida Guarantor, as in effect as of the date hereof.

In addition, we have examined such other agreements, instruments and documents, and such questions of law as we have deemed necessary or appropriate to enable us to render the opinion expressed below. We have also examined originals or copies, certified to our satisfaction, of such certificates of public officials and officers and representatives of the Partnership, Finance Corp, the General Partner and the Guarantors as we have deemed relevant or necessary as the basis for the opinion set forth herein. As to any facts material to the opinion and beliefs expressed herein that were not independently established or verified, we have relied as we have deemed relevant, appropriate or necessary upon oral or written statements and representations of officers and other representatives of the Partnership, Finance Corp, the General Partner, the Guarantors and others.

In rendering the opinion expressed below, we have, with your consent, assumed and not verified (i) the accuracy and completeness of all information, certificates and other statements, documents, records, and papers reviewed by us, and the accuracy of all representations, warranties, schedules and exhibits in all documents reviewed by us; (ii) except with respect to the Florida Guarantor, all parties to the documents reviewed by us, including the Partnership, Finance Corp, the General Partners and the Guarantors are duly organized, validly existing and in good standing under the laws of their respective jurisdictions of organization and under the laws of all jurisdictions where they are conducting their businesses or otherwise required to be so qualified; (iii) the legal capacity of all natural persons executing all documents; (iv) that the signature of persons signing all documents in connection with which this opinion letter is rendered are genuine; (v) that all documents submitted to us as originals or duplicate originals are authentic and complete and that all documents submitted to us as copies, whether certified or not, conform to authentic original documents; and (vi) each certificate from governmental officials reviewed by us is accurate, complete and authentic, and all official public records are accurate and complete.

The opinion expressed below also assumes that all of the following (collectively, the “General Conditions”) will have occurred prior to the issuance of the Offered Securities: (i) the Registration Statement, and any amendments thereto (including post-effective amendments), will have become effective and will comply with all applicable laws; (ii) a Prospectus Supplement will have been prepared and filed with the Commission describing the Offered Securities offered thereby; (iii) all Offered Securities will be issued and sold in compliance with applicable federal and state securities laws and in the manner stated in the Registration Statement and the applicable Prospectus Supplement; (iv) the Partnership, the General Partner, Finance Corp, the

CrossAmerica Partners LP

December     , 2016

Guarantors and all other parties to the documents reviewed by us will have taken all necessary action to approve the terms of the Transaction Documents, the issuance of the Offered Securities and all related matters, and all parties to such documents will have full power and authority to execute, deliver and perform under such documents and all such documents will have been duly authorized, executed and delivered by such parties; (v) any securities issuable upon conversion, exchange or exercise of any Offered Security will be duly authorized, created and, if appropriate, reserved for issuance upon such conversion, exchange or exercise; and (vi) the terms of the Transaction Documents and the issuance of the Offered Securities will have been duly established in conformity with the certificate of incorporation, bylaws, partnership agreement, operating agreement or other governing documents of the parties thereto (the “Governing Documents”) so as not to violate any applicable Governing Document.

Based upon and subject to the foregoing, we are of the opinion that:

a. The Florida Guarantor is a corporation validly existing and in good standing under the laws of the State of Florida.

b. The Florida Guarantor has the corporate power and authority to guarantee the payment of the principal and premium, if any, of any interest on any Debt Securities issued under the Indentures.

c. With respect to the Florida Guarantee, assuming the taking of all necessary corporate action to approve the issuance and terms of the Florida Guarantee and related matters by the shareholders, board of directors (or a duly constituted and acting committee of such board), and/or the duly authorized officers of the Florida Guarantor, in conformity with the articles, bylaws and other governing documents of the Florida Guarantor, each as amended through the time of the taking of such action, the execution and delivery by the Florida Guarantor of the applicable Indenture and the performance of its obligations thereunder, including guaranteeing the Debt Securities in accordance with the provisions of the applicable Indenture, shall have been duly authorized by the Florida Guarantor.

The opinion expressed herein are qualified in the following respects:

1. Our opinion is limited in all respects to the laws of the State of Florida. We are expressing no opinion as to the effect of the laws of any other jurisdiction, domestic or foreign;

2. We express no opinion as to provisions of the Guarantees that (a) bind the Florida Guarantor as principal obligor or (b) preserve the obligations of Florida Guarantor despite (i) any modification of the principal obligations in a manner prejudicial to Florida Guarantor without its consent or (ii) the illegality, invalidity or unenforceability of the principal obligations against the principal obligors for reasons other than their bankruptcy or incapacity;

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December     , 2016

3. We express no opinion concerning any waiver of the right of subrogation contained in the Guarantees as well as certain other waivers contained therein that cannot be effectively waived under applicable law. We express no opinion as to the effectiveness of any provisions in the Guarantees purporting to automatically reinstate any indebtedness that is subject to avoidance as a preference or fraudulent conveyance in any bankruptcy action;

4. We express no opinion as to the enforceability of cumulative remedies to the extent such cumulative remedies purport to or would have the effect of compensating the party entitled to the benefits thereof in amounts in excess of the actual loss suffered by such party;

5. Requirements in the Transaction Documents specifying that provisions thereof may only be waived in writing may not be valid, binding or enforceable to the extent that an oral agreement or an implied agreement by trade practice or course of conduct has been created modifying any provision of such documents;

6. We express no opinion with respect to the validity, binding effect or enforceability of any purported waiver, release or disclaimer under any of the Transaction Documents relating to statutory or equitable rights and defenses of the parties thereto that are not subject to waiver, release or disclaimer;

7. Certain other rights, remedies and waivers contained in the Transaction Documents may be rendered ineffective, or limited by, applicable laws, rules, regulations, constitutional requirements or judicial decisions governing such provisions, but such laws, rules, regulations, constitutional requirements and judicial decisions do not, in our opinion, make the Transaction Documents inadequate for the practical realization of the benefits provided by such Transaction Documents, although they may result in a delay thereof (and we express no opinion with respect to the economic consequences of any such delay);

8. We express no opinion with respect to any provisions of the Transaction Documents purporting to appoint the Trustee as attorney-in-fact or agent for the Partnership, Finance Corp or any of the Guarantors;

9. The enforcement of provisions imposing liquidated damages, penalties or an increase in interest rate upon the occurrence of certain events may be limited in certain circumstances;

10. Any rights to indemnity or contribution may be limited by applicable federal and state securities laws and by public policy considerations;

11. We assume that the Senior Indenture and Subordinated Indenture will be executed in substantially the form reviewed by us;

12. We express no opinion as to the severability of any provision of any of the Transaction Documents; and

CrossAmerica Partners LP

December     , 2016

13. We express no opinion with respect to the validity, binding effect or enforceability of any provision of the Transaction Documents purporting to establish evidentiary standards or a consent to jurisdiction and venue or waiving service of process or demand or notice and hearing or constitutional rights (including a jury trial).

We hereby consent to the references to this firm under the caption “Legal Matters” in the Prospectus and to the filing of this opinion as an exhibit to the Registration Statement. By giving such consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission issued thereunder.

Our opinion set forth in this letter is based upon the facts in existence and laws in effect on the date hereof and we expressly disclaim any obligation to update our opinion herein, regardless of whether changes in such facts or laws come to our attention after the delivery hereof.

This opinion letter may not be disclosed, quoted, filed with a governmental agency or otherwise referred to without our prior written consent pursuant to judicial process, government order or requirement of applicable law or regulation; provided, however, that notwithstanding the foregoing, this opinion letter may be furnished to and relied upon by (i) the Commission; (ii) any prospective successors or assigns or any prospective holder of an Offered Security, and (iii) your legal and other advisers, including, with respect to the Florida Guarantor and certain matters relating to Florida law, Paul Hastings LLP. No attorney-client relationship exists or has existed by reason of our preparation, execution and delivery of this opinion letter to any addressee or other person or entity except for the Partnership, Finance Corp and the Guarantors.

Sincerely,

Exhibit C

DRAFT Exhibit 5.3

December [    ], 2016

CrossAmerica Partners LP

515 West Hamilton Street, Suite 200

Allentown, PA 18101

Ladies and Gentlemen:

We have acted as special Virginia counsel for CrossAmerica Partners LP, a Delaware limited partnership (the “Partnership”), and CrossAmerica Finance Corp., a Delaware corporation (“Finance Corp”), as well as Petroleum Marketers, Incorporated, PM Terminals, Inc., PM Properties, Inc. and Stop In Food Stores, Inc., each a Virginia corporation (collectively, the “Virginia Guarantors”), in connection with the registration statement on Form S-3 (the “Registration Statement”) to be filed with the Securities and Exchange Commission (the “Commission”) by the Partnership, Finance Corp and the guarantors named therein, including the Virginia Guarantors (collectively, the “Guarantors”), on the date hereof under the Securities Act of 1933, as amended (the “Securities Act”), including the prospectus included therein (the “Prospectus”). The Registration Statement relates to the issuance and sale by the Partnership, Finance Corp and the Guarantors, as applicable, from time to time, pursuant to Rule 415 of the rules and regulations promulgated under the Securities Act, of up to $500,000,000 of securities consisting of: (i) common units representing limited partner interests in the Partnership (the “Common Units”); (ii) other classes of units representing limited partner interests in the Partnership (the “Other Units”); (iii) senior debt securities or subordinated debt securities consisting of notes, debentures or other evidences of indebtedness of the Partnership (collectively, the “Debt Securities”) which may be co-issued by Finance Corp, in one or more series, under the senior indenture (the “Senior Indenture”) or the subordinated indenture (the “Subordinated Indenture,” and, together with the Senior Indenture, the “Indentures”) proposed to be entered into between the Partnership, Finance Corp, the Guarantors and a trustee (the “Trustee”), the forms of which are filed as Exhibits 4.1 and 4.2 to the Registration Statement; and (iv) guarantees of the Debt Securities by the Guarantors (the “Guarantees”) issued under, or in connection with an issuance of Debt Securities under, or pursuant to, the Indentures, including guarantees of such Debt Securities issued by the Virginia Guarantors (the “Virginia Guarantees”).

The Common Units, the Other Units, the Debt Securities and the Guarantees are collectively referred to herein as the “Offered Securities.” The Registration Statement provides that the Offered Securities may be offered from time to time in amounts, at prices and on terms to be set forth in one or more supplements to the Prospectus (each, a “Prospectus Supplement”).

We have examined the Registration Statement in the form in which it will be filed with the Commission. We have also reviewed such matters of law, made such other investigations and examined original, certified, conformed, photographic or electronic copies of such other documents, records, agreements and certificates as we have deemed necessary as a basis for the opinions hereinafter expressed. The documents so reviewed have included the originals or copies, certified or otherwise identified to our satisfaction, of the articles of incorporation and bylaws (collectively, the “Organizational Documents”) of each of the Virginia Guarantors. As to any facts material to this opinion which we did not independently establish or verify, we have relied upon statements, certificates and representations of the Partnership, Finance Corp and their respective subsidiaries, officers and other representatives and of public officials, including the facts and conclusions set forth therein, and we have assumed that the facts and circumstances contained in such statements, certificates and representations are true and complete and have not changed since the dates thereof.

For purposes of the opinions expressed herein, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as duplicates or certified or conformed copies, the authenticity of the originals of such latter documents and the absence of duress, fraud or mutual mistake of material facts on the part of the parties to any agreement with respect to which an opinion is expressed herein.

CrossAmerica Partners LP
December [ ], 2016

The opinions expressed herein are limited in all respects to the Virginia Stock Corporation Act of the Commonwealth of Virginia, and no opinion is expressed with respect to (i) the laws of any other jurisdiction (including the federal laws of the United States of America), or the local laws, ordinances or rules of any municipality, county or political subdivision of the Commonwealth of Virginia, or any effect which such laws may have on the opinions expressed herein, (ii) the bylaws, rules or regulations of the Financial Industry Regulatory Authority, Inc. or (iii) the securities or “blue sky” laws of any jurisdiction. The opinions expressed herein are limited to the matters stated herein, and no opinions are implied or may be inferred beyond the matters expressly stated herein.

With regard to our opinion in paragraph 1 below with respect to the Virginia Guarantors’ existence and good standing, we have based our opinions solely upon examination of certificates of good standing issued by the State Corporation Commission of the Commonwealth of Virginia as of a recent date.

Based upon the foregoing, and subject to the qualifications, assumptions, limitations and exceptions stated herein, we are of the opinion that:

1. Each of the Virginia Guarantors is a corporation validly existing and in good standing under the laws of the Commonwealth of Virginia.

2. Each of the Virginia Guarantors has the corporate power and authority to guarantee the payment of the principal and premium, if any, of and interest on any Debt Securities issued under the Indentures.

3. With respect to the Virginia Guarantees, assuming the taking of all necessary corporate action to approve the issuance and terms of the Virginia Guarantees to be issued by the Virginia Guarantors and related matters by the shareholders, the board of directors (or a duly constituted and acting committee of such board), or the duly authorized officers of each Virginia Guarantor, in conformity with the Organizational Documents of each applicable Virginia Guarantor, each as amended through such time, the execution and delivery by each of the Virginia Guarantors of the applicable Indenture and the performance of its obligations thereunder, including guaranteeing the Debt Securities in accordance with the provisions of the applicable Indenture, shall have been duly authorized by each of the Virginia Guarantors.

The opinions expressed herein are given as of the date hereof, and we assume no obligation to advise you after the date hereof of facts or circumstances that come to our attention or changes in law that occur which could affect the opinions contained herein.

Our opinions are furnished solely with regard to the Registration Statement pursuant to Item 16 of Form S-3 and Item 601(b)(5) of Regulation S-K, may be relied upon by you and by persons entitled to rely upon them pursuant to the applicable provisions of the Securities Act but, except as set forth in the next paragraph, may not otherwise be used, quoted or referred to by or filed with any other person or entity without our prior written permission.

We hereby consent to reliance on this opinion letter and the opinions provided herein by the law firm Paul Hastings LLP in connection with the legal opinion provided by that law firm that is in included as an exhibit to the Registration Statement. We also hereby consent to the references to this firm under the caption “Legal Matters” in the Prospectus and the filing of this opinion with the Commission as an Exhibit to the Registration Statement. In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission promulgated thereunder.

Yours very truly,

Exhibit D

Draft Exhibit 5.4

[LAW FIRM LETTERHEAD]

December [    ], 2016

CrossAmerica Partners LP

515 West Hamilton Street, Suite 200

Allentown, PA 18101

Ladies and Gentlemen:

We have acted as special West Virginia counsel to M & J Operations, LLC, a West Virginia limited liability company (the “West Virginia Guarantor”), in connection with the registration statement on Form S-3 (the “Registration Statement”), including the preliminary prospectus included therein (the “Prospectus”), to be filed on the date hereof under the Securities Act of 1933, as amended (the “Securities Act”), with the Securities and Exchange Commission (the “Commission”), by the following: CrossAmerica Partners LP, a Delaware limited partnership (the “Partnership”), and CrossAmerica Finance Corp., a Delaware corporation (“Finance Corp”), as well as Lehigh Gas Wholesale LLC, a Delaware limited liability company, Lehigh Gas Wholesale Services, Inc., a Delaware corporation, LGP Realty Holdings LP, a Delaware limited partnership, LGP Realty Holdings GP LLC, a Delaware limited liability company, LGP Operations LLC, a Delaware limited liability company, Minnesota Nice Holdings Inc. a Delaware corporation, CAP Operations, Inc, a Delaware corporation, NTI Drop Down One, LLC, a Delaware limited liability company, NTI Drop Down Two, LLC, a Delaware limited liability company, NTI Drop Down Three, LLC, a Delaware limited liability company, CAP West Virginia Holdings, LLC, a Delaware limited liability company (collectively, the “Delaware Guarantors”), Erickson Oil Products, Inc. and Freedom Value Centers, Inc., each a Wisconsin corporation (collectively, the “Wisconsin Guarantors”), the West Virginia Guarantor , Express Lane, Inc., a Florida corporation (the “Florida Guarantor”) and Petroleum Marketers, Incorporated, PM Terminals, Inc., PM Properties, Inc. and Stop in Food Stores, Inc., each a Virginia corporation (collectively, the “Virginia Guarantors” and, together with the Delaware Guarantors, the Wisconsin Guarantors, the West Virginia Guarantor and the Florida Guarantor, collectively the “Guarantors”) , The Registration Statement relates to the offer and sale by the Partnership, Finance Corp and the Guarantors, as applicable, from time to time, pursuant to Rule 415 of the rules and regulations promulgated under the Securities Act, of up to $500,000,000 of securities consisting of:

(1) common units representing limited partner interests in the Partnership (the “Common Units”);

(2) other classes of units representing limited partner interests in the Partnership (the “Other Units”);

(3) senior debt securities or subordinated debt securities consisting of notes, debentures or other evidences of indebtedness of the Partnership (collectively, the “Debt Securities”) which may be co-issued by Finance Corp, in one or more series, under the senior indenture (the “Senior Indenture”) or the subordinated indenture (the “Subordinated Indenture,” and together with the Senior Indenture, the “Indentures”) proposed to be entered into between the Partnership and Finance Corp and a trustee (the “Trustee”), the forms of which are filed as exhibits to the Registration Statement; and

(4) guarantees of the Debt Securities by the Delaware Guarantors (the “Delaware Guarantees”), the Wisconsin Guarantors (the “Wisconsin Guarantees”), the West Virginia Guarantor (the “West Virginia Guarantee”), the Florida Guarantor (the “Florida Guarantee”), and the Virginia Guarantors (the “Virginia Guarantees” and, together with the Delaware Guarantees and the Florida Guarantee, the “Guarantees”).

The Common Units, Other Units, Debt Securities and Guarantees are collectively referred to herein as the “Offered Securities.” The Registration Statement provides that the Offered Securities may be offered from time to time in amounts, at prices and on terms to be set forth in one or more supplements to the Prospectus (each, a “Prospectus Supplement”).

CrossAmerica Partners LP

December [    ], 2016

In rendering the opinions set forth below, we have examined originals or copies, certified or otherwise identified to our satisfaction, of:

(i)	the Registration Statement, including the Prospectus;

(ii)	the form of the Senior Indenture;

(iii)	the form of the Subordinated Indenture;

(iv)	resolutions of CrossAmerica GP LLC, a Delaware limited liability company and the general partner of the Partnership (the “General Partner”), Finance Corp and the West Virginia Guarantor on [ ], 2016 relating to the registration of the Offered Securities and related matters;

(v)	the Certificate of Limited Partnership of the Partnership, certified by the Secretary of State of the State of Delaware as of [ ], 2016 and the First Amended and Restated Agreement of Limited Partnership of the Partnership, as amended to date (the “Partnership Agreement”);

(vi)	the certificate of formation of the West Virginia Guarantor, as certified by the West Virginia Secretary of State, and the limited liability agreement of the West Virginia Guarantors, as amended to date;

(vii)	a certificate of the Secretary of State of the State of West Virginia as to the formation and good standing of the West Virginia Guarantor under the laws of the State of West Virginia, dated as of November 16, 2016; and

(viii)	the Secretary’s Certificate, dated as of the date hereof, of the West Virginia Guarantor, certifying as to, among other things, the limited liability company agreement of the West Virginia Guarantor, as in effect as of the date hereof; and

(ix)	such other certificates, statutes and other instruments and documents as we considered appropriate for purposes of the opinions hereafter expressed.

In making our examination, we have assumed and not verified that (i) all information contained in all documents reviewed by us is true and correct; (ii) all signatures on all documents examined by us are genuine; (iii) all documents submitted to us as originals are authentic and complete and all documents submitted to us as copies conform to the originals of those documents; (iv) each natural person signing any document reviewed by us had the legal capacity to do so; (v) the Registration Statement, and any amendments thereto (including post-effective amendments), will have become effective and will comply with all applicable laws, (vi) each certificate from governmental officials reviewed by us is accurate, complete and authentic, and all official public records are accurate and complete; (vii) a prospectus supplement will have been prepared and filed with the SEC describing the Offered Securities offered thereby; (viii) the Indentures relating to the Debt Securities will each be duly authorized, executed and delivered by the parties thereto; (ix) each of the Partnership, Finance Corp., the Delaware Guarantors, the Wisconsin Guarantors, the and the Virginia Guarantors is duly organized or incorporated and is validly existing and in good standing under the laws of the State of Delaware, the State of Wisconsin and the Commonwealth of Virginia, respectively; (x) the Florida Guarantor is duly incorporated and is validly existing and in good standing under the laws of the State of Florida; (xi) each Virginia Guarantor is duly incorporated and is validly existing and in good standing under the laws of the Commonwealth of Virginia; (xii) each Wisconsin Guarantor is duly incorporated and is validly existing and in good standing under the laws of the State of Wisconsin; (xiii) all Offered Securities will be issued and sold in compliance with applicable federal and state securities laws and in the manner stated in the Registration Statement and the appropriate prospectus supplement; (xiv) a definitive purchase, underwriting or similar agreement with respect to any Offered Securities offered will have been duly authorized and

CrossAmerica Partners LP

December [    ], 2016

validly executed and delivered by the Partnership and the other parties thereto; and (xv) any Offered Securities issuable upon conversion, exchange or exercise of any Offered Security being offered will be duly authorized, created and, if appropriate, reserved for issuance upon such conversion, exchange or exercise. Additionally, we have, with your consent, assumed and not verified that each of CAP West Virginia, LLC (“CAPWV”), a Delaware limited liability company and the 100% owner of the West Virginia Guarantor, Lehigh Gas Wholesale Services, Inc. (“LGWS”), a Delaware corporation and the 100% owner of CAPWV, LGP Operations, LLC, a Delaware limited liability company and the 100% owner of LGWS, and Finance Corp., have each taken all actions, and signed all documents and instruments, in a manner consistent with and permitted by each of their respective organizational, charter, governing and/or constitutional documents, which we have not reviewed or inspected in any manner, necessary to (a) authorize and approve the execution, filing and performance, as applicable, of the Registration Statement, Prospectus, the forms of Indenture, and all other documents, instruments or filings contemplated by and necessary to effect the transactions contemplated by the Registration Statement, and (b) permit and authorize the West Virginia Guarantor to do the same. In making the assumption set forth in the immediately preceding sentence, we have relied on the accuracy and completeness of the representations and warranties set forth in the Registration Statement, Prospectus, forms of Indenture and other documents and instruments contemplated thereby and therein.

Based upon the foregoing, and subject to the qualifications, assumptions, limitations and exceptions stated herein, we are of the opinion that:

1. The West Virginia Guarantor is a corporation validly existing and in good standing under the laws of the State of West Virginia.

2. The West Virginia Guarantor has the corporate power and authority to guarantee the payment of the principal and premium, if any, of and interest on any Debt Securities issued under the Indentures.

3. With respect to the West Virginia Guarantee, assuming the taking of all necessary corporate action to approve the issuance and terms of the West Virginia Guarantee to be issued by the West Virginia Guarantor and related matters by the shareholders, the board of directors (or a duly constituted and acting committee of such board), or the duly authorized officers of the West Virginia Guarantor, in conformity with the Organizational Documents of the West Virginia Guarantor, each as amended through such time, the execution and delivery by the West Virginia Guarantor of the applicable Indenture and the performance of its obligations thereunder, including guaranteeing the Debt Securities in accordance with the provisions of the applicable Indenture, shall have been duly authorized by the West Virginia Guarantor.

The opinions expressed herein are qualified in the following respects:

1. This opinion is limited in all respects to the laws of the State of West Virginia. We are expressing no opinion as to the effect of the laws of any other jurisdiction, domestic or foreign.

2. We express no opinion as to the enforceability of provisions of the Guarantees that (a) bind the West Virginia Guarantor as principal obligor or (b) preserve the obligations of the West Virginia Guarantor despite any modification of the principal obligations in a manner prejudicial to the West Virginia Guarantor without its consent or the illegality, invalidity or unenforceability of the principal obligations against the principal obligors for reasons other than their bankruptcy or incapacity.

3. With respect to the opinion stated herein, we have relied upon representations made to us in the certificates from officers of the Partnership and the West Virginia Guarantor.

4. We express no opinion concerning any waiver of the right of subrogation contained in the Guarantees as well as certain other waivers contained therein that cannot be effectively waived under applicable law. We express no opinion as to the effectiveness of any provisions in the Guarantees purporting to automatically reinstate any indebtedness that is subject to avoidance as a preference or fraudulent conveyance in any bankruptcy action.

CrossAmerica Partners LP

December [    ], 2016

5. We express no opinion as to the effect, due execution, delivery or enforceability of the documents described herein, or any provision contained within any such document. Furthermore, no opinion whatsoever is expressed herein as to compliance by any party, person or entity with any state blue sky laws or with antifraud or other provisions of any federal or state securities laws.

6. The foregoing opinion is rendered as of the date hereof. We assume no obligation to update such opinion to reflect facts or circumstances which may hereafter come to our attention or changes in the law which may hereafter occur.

We hereby consent to the references to this firm under the caption “Legal Matters” in the Prospectus and to the filing of this opinion as an Exhibit to the Registration Statement. By giving such consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Securities and Exchange Commission issued thereunder. Paul Hastings LLP is authorized to rely upon this opinion letter in connection with the Registration Statement as if such opinion letter were addressed and delivered to it on the date hereof.

Sincerely,

Dinsmore & Shohl, LLP

By:
For the Firm

DRAFT Exhibit 5.5

December [    ], 2016

CrossAmerica Partners LP

515 West Hamilton Street, Suite 200

Allentown, PA 18101

Ladies and Gentlemen:

We have acted as special Wisconsin counsel for CrossAmerica Partners LP, a Delaware limited partnership (the “Partnership”), and CrossAmerica Finance Corp., a Delaware corporation (“Finance Corp”), as well as Erickson Oil Products, Inc. and Freedom Valu Centers, Inc., each a Wisconsin corporation (collectively, the “Wisconsin Guarantors”), in connection with the registration statement on Form S-3 (the “Registration Statement”) to be filed with the Securities and Exchange Commission (the “Commission”) by the Partnership, Finance Corp and the guarantors named therein, including the Wisconsin Guarantors (collectively, the “Guarantors”), on the date hereof under the Securities Act of 1933, as amended (the “Securities Act”), including the prospectus included therein (the “Prospectus”). The Registration Statement relates to the issuance and sale by the Partnership, Finance Corp and the Guarantors, as applicable, from time to time, pursuant to Rule 415 of the rules and regulations promulgated under the Securities Act, of up to $500,000,000 of securities consisting of: (i) common units representing limited partner interests in the Partnership (the “Common Units”); (ii) other classes of units representing limited partner interests in the Partnership (the “Other Units”); (iii) senior debt securities or subordinated debt securities consisting of notes, debentures or other evidences of indebtedness of the Partnership (collectively, the “Debt Securities”) which may be co-issued by Finance Corp, in one or more series, under the senior indenture (the “Senior Indenture”) or the subordinated indenture (the “Subordinated Indenture,” and, together with the Senior Indenture, the “Indentures”) proposed to be entered into between the Partnership, Finance Corp, the Guarantors and a trustee (the “Trustee”), the forms of which are filed as Exhibits 4.1 and 4.2 to the Registration Statement; and (iv) guarantees of the Debt Securities by the Guarantors (the “Guarantees”) issued under, or in connection with an issuance of Debt Securities under, or pursuant to, the Indentures, including guarantees of such Debt Securities issued by the Wisconsin Guarantors (the “Wisconsin Guarantees”).

The Common Units, the Other Units, the Debt Securities and the Guarantees are collectively referred to herein as the “Offered Securities.” The Registration Statement provides that the Offered Securities may be offered from time to time in amounts, at prices and on terms to be set forth in one or more supplements to the Prospectus (each, a “Prospectus Supplement”).

We have examined the Registration Statement in the form in which it will be filed with the Commission. We have also reviewed such matters of law, made such other investigations and examined original, certified, conformed, photographic or electronic copies of such other documents, records, agreements and certificates as we have deemed necessary as a basis for the opinions hereinafter expressed. The documents so reviewed have included the originals or copies, certified or otherwise identified to our satisfaction, of the articles of incorporation and bylaws (collectively, the “Organizational Documents”) of each of the Wisconsin Guarantors. As to any facts material to this opinion which we did not independently establish or verify, we have relied upon statements, certificates and representations of the Partnership, Finance Corp and their respective subsidiaries, officers and other representatives and of public officials, including the facts and conclusions set forth therein, and we have assumed that the facts and circumstances contained in such statements, certificates and representations are true and complete and have not changed since the dates thereof.

For purposes of the opinions expressed herein, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as duplicates or certified or conformed copies, the authenticity of the originals of such latter documents and the absence of duress, fraud or mutual mistake of material facts on the part of the parties to any agreement with respect to which an opinion is expressed herein.

CrossAmerica Partners LP

December [    ], 2016

The opinions expressed herein are limited in all respects to the laws of the State of Wisconsin, and no opinion is expressed with respect to (i) the laws of any other jurisdiction or any effect which such laws may have on the opinions expressed herein, (ii) the bylaws, rules or regulations of the Financial Industry Regulatory Authority, Inc. or (iii) the securities or “blue sky” laws of any jurisdiction. The opinions expressed herein are limited to the matters stated herein, and no opinions are implied or may be inferred beyond the matters expressly stated herein.

With regard to our opinion in paragraph 1 below with respect to the Wisconsin Guarantors’ existence and good standing, we have based our opinions solely upon examination of a certificate issued by the Wisconsin Department of Financial Institutions as of a recent date.

Based upon the foregoing, and subject to the qualifications, assumptions, limitations and exceptions stated herein, we are of the opinion that:

1.	Each of the Wisconsin Guarantors is a corporation validly existing and in good standing under the laws of the State of Wisconsin.

2.	Each of the Wisconsin Guarantors has the corporate power and authority to guarantee the payment of the principal and premium, if any, of and interest on any Debt Securities issued under the Indentures.

3.	With respect to the Wisconsin Guarantees, assuming the taking of all necessary corporate action to approve the issuance and terms of the Wisconsin Guarantees to be issued by the Wisconsin Guarantors and related matters by the shareholders, the board of directors (or a duly constituted and acting committee of such board), or the duly authorized officers of each Wisconsin Guarantor, in conformity with the Organizational Documents of each applicable Wisconsin Guarantor, each as amended through such time, the execution and delivery by each of the Wisconsin Guarantors of the applicable Indenture and the performance of its obligations thereunder, including guaranteeing the Debt Securities in accordance with the provisions of the applicable Indenture, shall have been duly authorized by each of the Wisconsin Guarantors.

The opinions expressed herein are given as of the date hereof, and we assume no obligation to advise you after the date hereof of facts or circumstances that come to our attention or changes in law that occur which could affect the opinions contained herein.

Our opinions are furnished solely with regard to the Registration Statement pursuant to Item 16 of Form S-3 and Item 601(b)(5) of Regulation S-K, may be relied upon by you and by persons entitled to rely upon them pursuant to the applicable provisions of the Securities Act but, except as set forth in the next paragraph, may not otherwise be used, quoted or referred to by or filed with any other person or entity without our prior written permission. Paul Hastings LLP is authorized to rely upon this opinion letter in connection with the Registration Statement as if such opinion letter were addressed and delivered to it on the date hereof.

We hereby consent to the references to this firm under the caption “Legal Matters” in the Prospectus and the filing of this opinion with the Commission as an Exhibit to the Registration Statement. In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission promulgated thereunder.

Very truly yours,

/s/ DeWitt Ross & Stevens s.c.

Exhibit F

DRAFT Exhibit 8.1

December [    ], 2016

CrossAmerica Partners LP

515 West Hamilton St., Suite 200

Allentown, Pennsylvania 18101

Ladies and Gentlemen:

We have acted as counsel to CrossAmerica Partners LP, a Delaware limited partnership (the “Partnership”), and CrossAmerica Finance Corp., a Delaware corporation (“Finance Corp.”), and certain other subsidiaries of the Partnership, with respect to certain legal matters in connection with the preparation of a prospectus (the “Prospectus”) dated on or about the date hereof, forming part of the Registration Statement on Form S-3 (the “Registration Statement”). The Registration Statement relates to the registration under the Securities Act of 1933, as amended (the “Securities Act”), of the offer and sale from time to time by the Partnership of:

(1) common units representing limited partner interests in the Partnership;

(2) other classes of units representing limited partner interests in the Partnership;

(3) debt securities of the Partnership, which may be co-issued by Finance Corp., consisting of senior debt securities or subordinated debt securities (the “Debt Securities”); and

(4) guarantees of the Debt Securities by certain subsidiaries of the Partnership listed in the Registration Statement.

In connection with this opinion, we prepared the discussion (the “Discussion”) set forth under the caption “Material United States Federal Income Tax Consequences” in the Prospectus.

We are opining herein as to the effect on the subject transaction only of the federal income tax laws of the United States and we express no opinion with respect to the applicability thereto, or the effect thereon, of other federal laws, foreign laws, the laws of any state or any other jurisdiction or as to any matters of municipal law or the laws of any other local agencies within any state. No opinion is expressed as to any matter not discussed herein.

In providing this opinion, we have examined and are relying upon the truth and accuracy at all relevant times of (i) the Partnership’s and its general partner’s statements, covenants, and representations contained in the Prospectus, (ii) certain other filings made by the Partnership with the Commission; (iii) a representation letter provided to us by the Partnership and certain of its affiliates in support of this opinion, and (iv) other information provided to us by the representatives of the Partnership.

We hereby confirm that all statements of legal conclusions contained in the Discussion constitute the opinion of Paul Hastings LLP with respect to the matters set forth therein as of the effective date of the Registration Statement, subject to the assumptions, qualifications, and limitations set forth therein.

This opinion is rendered to you as of the date hereof, and we undertake no obligation to update this opinion subsequent to the date hereof. This opinion is based on various statutory provisions, regulations promulgated thereunder and interpretations thereof by the Internal Revenue Service and the courts having jurisdiction over such matters, all of which are subject to change either prospectively or retroactively. Also, any variation or difference in the facts from those set forth in the representations described above, including in the Prospectus, and the representation letter, may affect the conclusions stated herein.

CrossAmerica Partners LP

December [    ], 2016

This opinion is furnished to you as of the effective date of the Registration Statement.

We hereby consent to the filing of this opinion as Exhibit 8.1 to the Registration Statement and to the reference to our firm and this opinion in the Discussion and under the caption “Legal Matters” and “Material United States Federal Income Tax Consequences” in the Prospectus. In giving this consent, we do not hereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.

Sincerely,

/s/ PAUL HASTINGS LLP